November 26, 2024

Carl Stanton
Chief Executive Officer
Focus Impact BH3 NewCo, Inc.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

Mihir Dange
Chief Executive Officer
XCF Global Capital, Inc.
5170 Golden Foothill Parkway
El Dorado Hills, CA 95762

       Re: Focus Impact BH3 NewCo, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 31, 2024
           File No. 333-281116
Dear Carl Stanton and Mihir Dange:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 1 to Form S-4 filed October 31, 2024
Cover Page

1. Please revise your cover page and elsewhere in the registration statement to discuss the delisting of Focus Impact's securities from the Nasdaq Capital Market. In particular, please disclose that the securities were delisted because you did not comply with Nasdaq Listing Rule 5101-2 and specify the date on which the securities were
 November 26, 2024
Page 2

       delisted. Please also discuss the material adverse consequences that investors face from the delisting of the securities, including that:

             there is reduced liquidity for your securities;
             your securities may be deemed to be a "penny stock", which will require brokers trading in your common stock to adhere to more stringent rules and which likely would serve as an additional factor that may reduce the trading activity in the secondary trading market for your securities;
             there may be a limited amount of news and analyst coverage with respect to your securities;
             you may be subject to a decreased ability to issue additional securities or obtain additional financing in the future; and
             your securities may lose their status as covered securities.
2.     We note your response to comments 2 and 34. Please revise your cover page to
       disclose compensation received or to be received by your former sponsor in
       connection with Focus Impact's initial public offering and/or the business
       combination. Please also revise your summary compensation disclosure on page 48 to discuss the issuances to your former sponsor in connection with Focus Impact's initial public offering and the concurrent private placement.
3.     We note your disclosure that    in connection with the July 2024 Special
Meeting, the
       holders of 1,099,905 shares of Focus Impact Class A Common Stock properly
       exercised their right to redeem their shares       Please disclose the
percentage of Focus
       Impact shareholders at the time of the stockholder vote that voted to redeem their shares. Please make conforming changes throughout your filing.
Questions and Answers
Q. What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion..., page 17

4. Please revise the table of your equity ownership following the business combination to disclose the "Other Class B Holders".
We may become subject to requirements of Rule 419 to which we are not currently subject., page 78

5. Please revise this risk factor to clarify whether Focus Impact is currently subject to the requirements of Rule 419 of the Securities Act. Please also advise whether Focus
       Impact's common stock has been classified as a "penny stock" as defined in Rule
       3a51-1 under the Exchange Act.
Unaudited Pro Forma Condensed Combined Financial Information, page 102

6. We note the reference to 148,378,692 shares attributable to XCF Equity holders in the table on page 108, and elsewhere in your filing. We also note the references to XCF stock in note (4), which total 172,899,777, and to the 0.86 conversion ratio in the letter to stockholders. Taken together, it does not appear that the 10,000,000 shares of
       NewCo issuable upon the closing of the Business Combination, in connection with the
 November 26, 2024
Page 3

      Soule Support Agreement dated March 11, 2024 is included in the table. It also does not appear that the 10,000,000 shares of NewCo common stock to be issued upon conversion of the $100 million New Rise Convertible Notes is included in the table.
      Please clarify whether the two separate 10,000,000 common share issuances are included in the table and, if not, clarify the reason for their exclusion.
The Background of the Business Combination, page 131

7. We note your response to comment 15. Please advise whether there are any fees due to Cohen & Company Capital Markets by XCF and Focus Impact management prior
      to the closing of the business combination.
8. We note your response to comment 17, including your disclosure that "Focus Impact arrived at an initial enterprise value range of $1,500,000,000 to $2,000,000,000 by considering a variety of factors including the discounted potential revenue and
      profitability from XCF   s New Rise Reno facility that is expected to
start production of
      SAF by Q4 2024 in Reno, Nevada, the discounted potential future revenue
and
      profitability from additional sustainable fuel facilities that could be developed from
      XCF   s modular facility design, the potential growth in demand for sustainable fuels
      related to both industry participant shifts and government encouragement, the commercial relationships established by XCF, the knowledge and expertise of the
      XCF management team and the relative valuation dynamics of XCF   s
comparable
      public companies in the sustainable fuel and renewable energy industries." Please revise to disclose the assumed discounted potential revenue and profitability from
      XCF's New Rise Reno facility and any assumptions regarding the number of additional sustainable fuel facilities that could be developed from XCF's modular
      facility design. Please also disclose how you calculated the potential growth in demand for sustainable fuels and the comparable companies that were considered, including how they were selected and the valuation assigned to each. To the
      extent this disclosure is provided elsewhere in the registration statement, please include a cross-reference to such disclosure. Finally, we also note your disclosure on page 137 that "onsite due diligence and management meetings facilitated Focus
      Impact   s assessment of the aforementioned factors it considered in establishing a
      transaction valuation for XCF and contributed to a refining of the transaction valuation to a single-point within the range." Please expand your disclosure relating to your onsite due diligence and management meetings and how they contributed to the final valuation of $1,750,000,000.
9.    We note your response to comment 18. Please revise this section to include a
      discussion of negotiations relating to the material terms of the transaction. In
      particular, please explain the reasons for such terms, each party   s
position on such
      issues, the proposals and counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms. Please provide this information for all material agreements in connection with the business combination, including material LOIs and the BCA.
 November 26, 2024
Page 4
Certain Forecasted Information about XCF, page 149

10. We note your response to comment 21, including your disclosure on page 150 that
      "[t]he inclusion of the financial projections in this joint proxy statement/prospectus should not be regarded as an indication that XCF, Focus Impact nor their respective representatives considered or consider the financial projections to be a reliable prediction of future events, and reliance should not be placed on the financial projections." Please remove the disclosure suggesting that investors should not rely on disclosures included in your registration statement. Please also advise whether the projections still reflect the views of XCF's management on its future performance as of the most recent practicable date. Refer to Item 1609(c) of Regulation S-K. Finally, please revise your financial projections on page 151 to address the following points:

             Please revise to provide a brief explanation of each line item included in the table;
           and
             We note your disclosure that "[t]he projections considered what
XCF
           management believed to be reasonable expectations for the value and volume of
           the Company   s renewable fuel production and the costs of
operating, maintaining,
           supplying and fulfilling the Company   s renewable fuel production."
Please
           disclose XCF management's expectations for each and discuss, either here or elsewhere in the registration statement, XCF management's assumptions regarding its future plans.
Reasonable Basis Review of XCF's Financial Projections and Underlying Assumptions, page
153

11. We note your response to comment 22, which we reissue. Please revise to explain how Zukin arrived at the conclusion that: (1) the assumptions used, taken as a whole, provide reasonable support for the financial projections; (2) the financial projections are consistent with the material factors and assumptions used to construct them, and
      take into account the preparers    of the financial projections informed
judgment; and
      (3) that there is a reasonable basis for the financial projections provided by XCF as of
      March 10, 2024.
New Rise Renewables, page 255

12. We note your revised disclosure in response to prior comment 11. Please revise your disclosure to disclose the material terms of your agreements with Encore Management, including but not limited to, the termination provision, aggregate future
      potential milestone payments to be paid, and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable.
Financial Statements of New Rise Renewables, LLC and Subsidiary for the Years Ended
December 31, 2023 and 2022
Note 2. Summary of Significant Policies
Land, Machinery and Equipment, and Operation Plant, page F-9

13. We note your revised disclosure in response to comment 31 that land, machinery and equipment, and operation plant were recognized at their historical cost as a transfer
 November 26, 2024
Page 5

       between entities under common control on the date of contribution by Randy Soule and that these assets were contributed to the Company on September 23, 2016. We also note the prior disclosure that these assets were previously recognized at fair market value at the date of contribution. Please revise your disclosure to identify the contributed assets and quantify their historical cost on the date of transfer. In addition, please clarify for us why there was not a change to the amounts recorded in the financial statements related to the change in accounting from fair value to historical cost.
Note 3. Construction in Progress, page F-47

14. We have reviewed your response to comment 32 regarding your determination of fair value of the Wilson and Ft Myers biodiesel plants, and have the following additional comments. Please:

             clarify why the cost approach is an appropriate methodology for determining fair value of the biodiesel plant equipment when the biodiesel plants are being converted to SAF facilities at a cost of $350 million per site over a a number of years;
             clarify whether you will utilize the acquired assets in the SAF facilities;
             tell us when Good Steward Biofuels FL, LLC acquired the Fort Myers plant and its purchase price, and when Southeast Renewables, LLC acquired the Wilson plant and its purchase price;
             clarify the difference between your disclosure and your response as it relates to anticipated construction costs: on pages 56 and 189 you disclose anticipated construction costs of $350 million per site and the response sets forth construction costs of $175 million per site;
             describe to us in further detail the specific information considered in adjusting the replacement cost estimates and how this information was quantified into an adjustment. In this regard, you set forth in your response the replacement cost estimates were adjusted for the loss in value caused by factors such as physical deterioration, functional obsolescence, and external obsolescence. Please provide us the specific information related to these factors that was considered;
             clarify why the estimated market values as a percentage of replacement cost is reasonable (i.e., 45% for the Wilson plant and 70% for the Fort
Myers
           plant) taking into account the age of the plant equipment at the time of acquisition; and
             provide us a schedule that details the significant individual components of the plant equipment estimated market value and the related details supporting the individual market value.
General

15. We note your response to comment 3. Please revise your disclosure to provide the factual support, material assumptions, and sources for your graphic of the SAF
       Industry Evolution Estimates on page 197.
 November 26, 2024
Page 6

       Please contact Julie Sherman at 202-551-3640 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Peter S. Seligson, P.C.